Exhibit (a)(16)


PacifiCorp                                          NEWS RELEASE

FOR FURTHER INFORMATION CONTACT:

      Scott Hibbs, for investors, (503) 731-2123
      Angela Hult, for investors (503) 731-2192
      Dave Kvamme, for media (503) 464-6272

March 2, 1998

Update:  PacifiCorp Tops Texas Utilities; Acquires 8.8% Stake in TEG

     PORTLAND, Oregon - PacifiCorp (NYSE: PPW) today announced an increased offer of 820 pence per Energy Group Share, topping the offer of 810 pence per Energy Group Share by Texas Utilities Company (NYSE: TXU).

     PacifiCorp has acquired 45,987,079 Energy Group Shares at 820 pence per share, representing approximately 8.8 percent of the outstanding share capital of The Energy Group PLC.

     In increasing its offer for The Energy Group, PacifiCorp was able to finance the increased purchase requirements through a combination of internal and external sources.

     "PacifiCorp is still able to meet its original capital structure objectives with the increased offer", according to Richard T. O'Brien, Chief Financial Officer, "and the acquisition financing package continues to be consistent with the high quality nature of the assets being acquired." Mr. O'Brien reiterated the Company's commitment to credit quality and its aggressive consolidated debt reduction program following this acquisition, including consideration of the disposition of any non-strategic assets.

     A further announcement containing details of PacifiCorp's increased offer will be made in due course.

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